Exhibit a(10)

tel 617.349.4500
fax 617.349.4505

May 10, 2010

To the Holder of the Warrants Referenced Herein:

Reference is made to that certain Common Stock Purchase Warrant (the “Warrant”) dated as of November 7, 2005 by and between Javelin Pharmaceuticals, Inc. (“Javelin”) and you. This notice supersedes the prior notice dated March 29, 2010 sent by Javelin to you. Capitalized terms used herein but not defined herein shall have them meanings ascribed to them in the Warrant.

As publicly announced, Javelin has terminated the merger agreement with Myriad Pharmaceuticals, Inc. and has entered into an Agreement and Plan of Merger dated April 17, 2010, among Javelin, Hospira, Inc. (“Hospira”), and Discus Acquisition Corporation (the “Merger Agreement”). Discus Acquisition Corporation has commenced a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of Javelin common stock and, subject to the conditions set forth in the Merger Agreement, will ultimately merge with and into Javelin with Javelin continuing as the surviving corporation and a wholly-owned subsidiary of Hospira (the “Merger”). The Tender Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Tuesday, May 18, 2010, but may be extended under specified circumstances. Subject to the satisfaction (or waiver, where permissible) of the conditions set forth in the Merger Agreement, the effective date of the Merger is expected to be on or about May 20, 2010.

Section 3(b) of the Warrant provides for the following treatment of the Warrant in the event of a tender offer:

“If, at any time while this Warrant is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder, (a) upon exercise of this Warrant, the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a Holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event or (b) if the Company is acquired in an all cash transaction, cash equal to the value of this Warrant as of the consummation of such Fundamental Transaction and as determined in accordance with the Black-Scholes Pricing Model (as defined below).”

Please refer to the information on the following page about where you can find additional information about the Tender Offer, the Merger and related matters in Javelin’s and Hospira’s filings with the Securities and Exchange Commission.

If you have any questions regarding this matter, please do not hesitate to call me at 617-349-4500.

Very truly yours,

JAVELIN PHARMACEUTICALS, INC.

By:	/s/ Stephen Tulipano
Stephen Tulipano
Chief Financial Officer

Javelin Pharmaceuticals, Inc. ☐ 125 CambridgePark Drive ☐ Cambridge, MA 02140 ☐ javelinpharmaceuticals.com

Important Additional Information Filed with the U.S. Securities and Exchange Commission

This notice is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Javelin common stock. Hospira filed with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO-T containing an offer to purchase, form of letter of transmittal and other documents relating to the Tender Offer on April 21, 2010, and Javelin filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer on April 22, 2010. You may obtain a free copy of these documents and other documents filed by Hospira and Javelin with the SEC at the web site maintained by the SEC at www.sec.gov. In addition, Javelin security holders may obtain a free copy of these documents by directing a request to Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140, Attention: Investor Relations. INVESTORS AND JAVELIN SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Javelin Pharmaceuticals, Inc. ☐ 125 CambridgePark Drive ☐ Cambridge, MA 02140 ☐ javelinpharmaceuticals.com